ANDREWS SECURITIES, LLC
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111
(720) 489-4900

June 11, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: James E. O’Connor, Esq.

Re:	Keating Capital, Inc.
Registration Statement on Form N-2 (File No. 333-157217)

Dear Mr. O’Connor:

In connection with the above-referenced Registration Statement on Form N-2 (File No. 333-157217) (the “Registration Statement”), we hereby advise you that we were informed on June 4, 2009 by the Corporate Finance Department of the Financial Industry Regulatory Authority that it has reviewed the proposed offering contemplated in the above-referenced Registration Statement and that it has determined to raise no objection with respect to the fairness and reasonableness of the terms and arrangements of the offering.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to 4:45 pm EST on June 11, 2009, or as soon thereafter as practicable.

Sincerely,

ANDREWS SECURITIES, LLC

By:	/s/ Jeff L. Andrews
Name: Jeff L. Andrews
Title: Principal